Exhibit 1
[Logo of Star Gas]

News Announcement

CONTACT:

Richard F. Ambury	Robert L. Rinderman, Purdy Tran
Treasurer	Jaffoni & Collins Incorporated
203/328-7300	212/835-8500 or SGU@jcir.com

FOR IMMEDIATE RELEASE

STAR GAS PARTNERS, L.P. ANNOUNCES PROPOSED
$200 MILLION SENIOR NOTES ISSUE

STAMFORD, CT (January 22, 2003) — Star Gas Partners, L.P. (the “Partnership” or “Star”) (NYSE: SGU, SGH), a diversified home energy distributor and services provider specializing in heating oil, propane, natural gas and electricity, today announced its intention to raise $200.0 million through a Rule 144A offering of Senior Notes due 2013. The net proceeds from the offering will be used to repay senior secured indebtedness as well as provide for general Partnership purposes including acquisitions.

The notes will be offered to qualified institutional buyers in accordance with Rule 144A and outside the United States in accordance with Regulation S under the Securities Act of 1933. The notes have not been registered under the Securities Act and may not be offered or sold in the United States without appropriate registration or pursuant to an applicable exemption from the Securities Act registration requirements.

This news release is for informational purposes only and does not constitute an offer to sell or a solicitation of offers to buy the notes, and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such offering would be unlawful.

This news announcement contains certain forward-looking information that is subject to certain risks and uncertainties as indicated from time to time in the Partnership’s 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission. Included risks and uncertainties are the effects of the weather on the Partnership’s financial results, competitive and propane heating oil pricing pressures and other factors impacting the propane, home heating oil, natural gas and electricity distribution industries.

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